EXHIBIT 99.1

RADA Electronic Industries Ltd. Press Release

RADA to Cooperate with Artis on Radars for Active Protection

Netanya, Israel, August 25, 2016 RADA Electronic Industries of Netanya, Israel (NASDAQ: RADA), a developer and provider of tactical radars for the maneuver force, will provide its CHR-based RPS-10 radar system to Artis LLC. of Herndon, VA for integration and testing with its "Iron Curtain" close-in Active Protection System (APS).

The Compact Hemispheric Radar (CHR) platform is an S-band, software-defined, pulse-Doppler, active electronically scanned array radar. The radar system introduces sophisticated beam forming capabilities and advanced signal processing, can provide various missions on each radar platform, and offers unprecedented performance-to-price ratio. It is compact and mobile, delivering ideal solutions for the protection of combat vehicles by providing hostile fire detection capabilities and providing critical targeting information for APS. The RPS-10 mission is optimized to detect direct fire threats such as RPGs and Anti-Tank Guided Missiles (ATGM), and deliver the data in real time to the APS for neutralization of threats.

Artis Iron Curtain is a close-in APS that defeats rocket propelled grenades and other shoulder-launched threats. It intercepts and destroys a multitude of threats inches from their targets, affording high level of protection with minimal collateral damage.

The integration and testing is planned for the first quarter of 2017.

According to Zvi Alon, RADA's CEO, "After being dormant for many years, the global APS market is emerging, as evidenced by the increasing number of customers who recognize the need for such systems. We have developed the CHR and the RPS-10 to fit any potential active protection system. After successful integration and testing of the RPS-10 with an Israeli APS, we are very happy with the opportunity to prove its operability as part of the Iron Curtain, and actively look forward to more global APS opportunities."

About RADA
RADA Electronic Industries Ltd. is an Israel-based defense electronics contractor. The Company specializes in the development, production, and sale of Tactical Land Radars for Force and Border Protection, Inertial Navigation Systems for air and land applications, and Avionics Systems and Upgrades.

Contact Details:
RADA
Dov Sella (CBDO)
Tel: +972-9-892-1111
mrkt@rada.com
www.rada.com